Exhibit 2.2
Document-EX-2.2
Description-Audited Financial Statements of Carrier to Carrier Telecom B.V.

Carrier to Carrier Telecom B.V.
Financial Statements 2009

Contents

Independent Auditors’ report

Financial Statements	2
Balance sheet as at 31 December 2009 and 2008	5
Profit and loss account for the years ended 31 December 2009 and 2008	6
Notes to the financial statements	7

Independent Auditors’ Report
The Shareholders
Carrier to Carrier Telecom B.V.:
We have audited the accompanying balance sheet of Carrier to Carrier Telecom B.V. as of December 31, 2009, and the related profit and loss account for the year then ended. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carrier to Carrier Telecom B.V. as at December 31, 2009, and of its result for the year then ended in conformity with generally accepted accounting principles in the Netherlands.
/s/ KPMG ACCOUNTANTS N.V.
Amstelveen, the Netherlands
May 21, 2010

Carrier to Carrier Telecom B.V.
Balance Sheet as at 31 December 2009 and 2008
     (before appropriation of result)

		2009		2008 (Unaudited)
		EUR	EUR	EUR	EUR
Fixed assets
Tangible fixed assets	1		1,221,814		1,253,915

Current assets
Trade and other receivables	2	1,644,236		2,049,982
Cash and cash equivalents	3	298,104		604,206

		1,942,340		2,654,188

Current liabilities	4	1,922,369		2,703,002

Current assets less current liabilities			19,971		-48,814

			1,241,785		1,205,101

Shareholder’s equity	5
Issued capital		49,200		49,200
Share premium		332,507		332,507
Legal reserve		319,700		520,850
Other reserves		33,105		8,203
Unallocated result		507,273		294,341

			1,241,785		1,205,101

			1,241,785		1,205,101

The accompanying notes are an integral part of these financial statements.

Carrier to Carrier Telecom B.V.
Profit and Loss Account for the Years Ended 31 December 2009 and 2008

		2009		2008 (Unaudited)
		EUR	EUR	EUR	EUR
Net turnover			7,111,393		5,945,360

Costs of outsourced work and other external charges	6	4,613,946		3,969,184
Wages and salaries	7	1,191,975		1,028,872
Social security charges	7	205,644		176,396
Depreciation on tangible fixed assets		430,063		413,341
Other operating expenses (income)		4,264		(1,214)

Total operating expenses			6,445,892		5,586,579

Operating result			665,501		358,781

Interest income		42,249		58,733
Interest charges		(20,663)		(58,931)
Exchange rate differences		(20,305)		16,203

			1,281		16,005

Result before taxation			666,782		374,786

Taxation	8		159,509		80,445

Net result			507,273		294,341

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
General
Carrier to Carrier Telecom B.V. (the “company”) is a limited liability company, where 100% of the shares are held by Carrier to Carrier Telecom Holdings Ltd., domiciled in Gibraltar. The activities of the company consist of designing, building as well as operating solutions and networks in accordance with customer specifications and delivering a high-end reliable end-to-end product. The company is domiciled in Hilversum, while its operations are based in Biddinghuizen.
Basis of Preparation
The financial statements have been prepared in accordance with Title 9 Book 2 of the Netherlands Civil Code (“Netherlands GAAP”).
The principles adopted for the valuation of assets and liabilities and determination of the result are based on the historical cost convention.
Accounting Policies
If not stated otherwise, assets and liabilities are shown at nominal value.
The income and expenses are accounted for in the period to which they relate. Revenue is recognised when the company has transferred to the buyer the significant risks and rewards relating to the goods and services rendered.
Principles for the Translation of Foreign Currencies
Unless indicated otherwise, all amounts are in Euro (EUR). Transactions denominated in foreign currency are translated at the exchange rate applying on the transaction date. Monetary assets and liabilities denominated in foreign currency are translated at the balance sheet date at the exchange rate applying on that date. Translation gains and losses are taken to the profit and loss account as expenditure.
The Use of Estimates
During the preparation of the financial statements, the management must, in accordance with the general prevailing principles, make certain estimates and assumptions that co-determine the stated amounts. The actual results may deviate from these estimates.
Tangible Fixed Assets
Tangible fixed assets are stated at cost of purchase, less accumulated depreciation. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each item of the tangible fixed assets. Maintenance expenditures are capitalised when the maintenance expenditure extends the useful life of the asset.

The following rates of depreciation are applied:

Plant and equipment:	10% - 33%.
Impairment or Disposal of Fixed Assets
The company states tangible fixed assets in accordance with accounting principles generally accepted for financial reporting in the Netherlands. Pursuant to these principles, assets with a long life should be reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists the assets’ recoverable amount is estimated. The recoverable amount is calculated as the present value of estimated future cash flows, discounted at the effective interest rate.
If the book value of an asset exceeds the recoverable amount, impairment is charged to the result equal to the difference between the carrying amount and the recoverable amount. Assets held for sale are stated at the carrying amount or lower market value, less selling costs.
Trade and Other Receivables
Trade and other receivables are stated at nominal value less a provision for doubtful debts. Provisions are designated on basis of individual assessment of recoverability of the receivable.
Employee Benefits
Dutch Pension Plans
The main principle is that the pension charge to be recognised for the period under review is equal to the pension contributions payable to the pension fund for the period. Insofar as the payable contributions have not yet been paid as at balance sheet date, a liability is recognised. If the contributions already paid exceed the payable contributions as at balance sheet date, a receivable is recognised to account for any repayment by the fund or settlement with contributions payable in future.
In addition, a provision is included as at balance sheet date for existing additional commitments to the fund and the employees, provided that it is likely that there will be an outflow of funds for the settlement of the commitments and that it is possible to reliably estimate the size of the commitments. The existence or non-existence of additional commitments is assessed on the basis of the administration agreement concluded with the fund, the pension agreement with the staff and other (explicit or implicit) commitments to staff. The provision is stated at the best estimate of the present value of the anticipated costs of settling the commitments as at balance sheet date.
Revenue Accounting
Revenue is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognised when there is convincing evidence of a sales agreement, the significant risks and rewards of ownership have been transferred to the buyer, the price has been agreed or can be determined and recovery of consideration is probable. Generally, these conditions are satisfied at the moment the product or service is delivered.

Corporate Income Tax
Corporate income tax expense comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, applying the actual tax rate. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised.

Notes to the Balance Sheet as at 31 December 2009
Tangible Fixed Assets
The movements of the tangible fixed assets are as follows:

		Prepayments
	Plant and	and in
	equipment	production	Total
	EUR	EUR	EUR
Balance as at 1 Jan. 2009:
Purchase price	6,332,315	220,460	6,552,775
Accumulated depreciation and impairment	-5,298,860	—	-5,298,860

Carrying amount	1,033,455	220,460	1,253,915

Changes in book value:
Investments	398,258	—	398,258
Divestments	-1,622	—	-1,622
Depreciation	-430,063	—	-430,063
Depreciation on divestments	1,326	—	1,326
Transfer	220,460	-220,460	—

Total	188,359	-220,460	-32,101

Balance as at 31 Dec. 2009:
Purchase price	6,949,411	—	6,949,411
Accumulated depreciation and impairment	-5,727,597	—	-5,727,597

Carrying amount	1,221,814	—	1,221,814

The company leases communication equipment. At the end of the lease contract, ownership of the equipment will be automatically transferred to the company without any additional payments. As at 31 December 2009, the net carrying amount of leased assets amounts to EUR 34,128 (2008: EUR 23,331).
Due to the specific nature of the tangible fixed assets, no recent information is currently available to indicate the fair value of the tangible fixed assets.

Trade and Other Receivables

	2009	2008
	EUR	EUR
Trade receivables	943,458	793,485
Receivable from shareholder	319,700	520,850
Taxes and social security charges	9,047	67,843
Prepayments and accrued income	372,031	667,804

	1,644,236	2,049,982

Prepayments and accrued income include deposits amounting to EUR 120,724 related to commercial contracts, which have a term of more than one year. All other receivables are due within one year. Taxes and social security charges contain a deferred tax amount of EUR 9,047 (2008: 12,980) with regard to tangible fixed assets, which are depreciated in less than five years.
Cash and cash equivalents
All cash and cash equivalents are available on demand.
As from 28 May 2009, the credit arrangement with Fortis Bank Nederland was renewed. The arrangement contains a guarantee facility with an authorized limit of EUR 20,000.
The Company has pledged all the present and future claims (including interest) on Fortis Bank Nederland.

Current Liabilities

	2009	2008
	EUR	EUR
Debts to credit institutions	—	415,000
Deferred revenue	1,037,567	1,471,517
Accounts payable to suppliers and trade creditors	448,027	352,869
Taxes and social security charges	96,246	33,894
Pension liabilities	7,071	198,528
Other liabilities	333,458	231,194

	1,922,369	2,703,002

The debts to credit institutions relate to the current portions of the non-current liabilities. Current liabilities include deposits amounting to EUR 300,368 related to commercial contracts, which have a term of more than one year. All other current liabilities are due within one year.
Debts to Credit Institutions

	Loan A	Loan B	Total
	EUR	EUR	EUR
Balance as at 1 January 2009	197,000	218,000	415,000
Principal sum	—	—	—
Repayments	-197,000	-218,000	-415,000

Balance as at 31 December 2009	—	—	—

The non-current liabilities related to two loans with a principal sum of in total EUR 1,240,000. The interest rate for both loans is 7.5% per annum.

Shareholder’s Equity
The movements in the shareholder’s equity can be specified as follows:

	Issued	Share		Other	Unallocated
	capital	premium	Legal reserve	reserves	result	Total
	EUR	EUR	EUR	EUR	EUR	EUR
Balance as at 1 January 2008	49,200	332,507	—	381,113	150,357	913,177
Appropriation of results	—	—	—	150,357	-150,357	—
Dividend paid	—	—	—	-2,417	—	-2,417
Result for the year 2008	—	—	—	—	294,341	294,341
Transfer to legal reserve	—	—	520,850	-520,850	—	—

Balance as at 31 December 2008	49,200	332,507	520,850	8,203	294,341	1,205,101

Appropriation of results	—	—	—	294,341	-294,341	—
Dividend paid	—	—	—	-470,589	—	-470,589
Result for the year 2009	—	—	—	—	507,273	507,273
Transfer from legal reserve	—	—	-201,150	201,150	—	—

Balance as at 31 December 2009	49,200	332,507	319,700	33,105	507,273	1,241,785

The authorised capital of the company amounts to EUR 200,000 (2008: EUR 200,000) and comprises 5,000,000 ordinary shares of EUR 0.04 each (2008: EUR 0.04). The issued and paid up capital amounts to EUR 49,200 (2008: EUR 49,200), representing 1,230,000 ordinary shares.
The legal reserve relates to the receivable from shareholder, in accordance with Dutch law (art. 207 c.3 BW2).
Management proposes to add the result for the year to the other reserves.
Financial Instruments
General
During the normal course of business, the company uses various financial instruments that expose the company to market and/or credit risks. These relate to financial instruments that are included on the balance sheet. The company does not trade in these financial derivatives and follows procedures and lines of conduct to limit the size of the credit risk with each counterparty and market. If a counterparty fails to meet its payment obligations to the company, the resulting losses are limited to the fair value of the instruments in question. The contract value or principal amounts of the financial instruments serve only as an indication of the extent to which such financial instruments are used, and not of the value of the credit or market risks.

Credit Risk
At the balance sheet date there were no significant concentrations of credit risks. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.
Interest Rate Risk
The company has not entered into interest rate swaps.
The Company has an interest bearing receivable of EUR 319,200 and no interest bearing payables.
Foreign Currency Risk
The company is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than the euro. The currencies giving rise to this risk are primarily U.S. Dollars. In respect of other monetary assets and liabilities held in currencies other than the euro, the company ensures that the net exposure is kept to an acceptable level.
Forecasted transactions
The company has not entered into forward exchange contracts hedging forecasted transactions.
Fair Value
The fair value of most of the financial instruments stated on the balance sheet, including accounts receivable, securities, cash at bank and in hand and current liabilities, is close to the carrying amount.
Off-Balance Sheet Assets and Commitments
Long-term unconditional obligations have been entered into in respect of lease contracts. In 2009, the annual charges arising from this commitment amount to EUR 32,056 (2008: EUR 37,955). Moreover, the company has rental obligations in the amount of EUR 115,050 per year (2008: EUR 114,395). The average remaining term of the lease and rental commitments is approximately 4.5 years.
Bank guarantees have been issued on behalf of the company for an amount of EUR 17,667 (2008: EUR 140,008).

Notes to the Profit and Loss Account for the Financial Year 2009
Costs of outsourced work and other external costs
A management fee amounting to EUR 240,000 is included in the costs of outsourced work and other external costs which was charged by Carrier to Carrier Telecom Holdings Ltd. (2008: EUR 240,000).
Wages and salaries and social security charges
Social security costs amounting to EUR 205,644 (2008: EUR 176,396) include an amount of EUR 83,602 (2008: EUR 61,913) with regard to pension premiums. As per 1 January 2007, the company has implemented a pension plan on behalf of her personnel. The pension charge to be recognised is in principle equal to the pension contribution paid, unless there are additional commitments as at balance sheet date.
The average number of employees during 2009 was 18 (2008: 16).
Emoluments of directors
Pursuant to article 396, sub 5 of book 2 of the Netherlands Civil Code the company, the emoluments of directors which were charged in the financial year to the company have not been disclosed.
Taxation
The tax liability in the profit and loss account over 2009 amounts to EUR 159,509 (2008: EUR 80,445). The applicable tax rate is 25.5% (2008: 25.5%) and may deviate from the weighted average tax rate as a result of limited deduction of costs and investment allowances.

Transactions with related parties
Transactions with related parties include relationships between the company, the company’s participating interests and the company’s directors and executive officers (key management personnel).
Generally, management believes these transactions are conducted on a commercial basis under comparable conditions that apply to transactions with third parties. In 2009, the purchase of goods and services from related parties amounted to EUR 52,608 (2008: EUR 50,992). Goods and services, sold to related parties, amount to EUR 24,133 (2008: EUR 15,191). As at 31 December 2009, the receivables from related parties amounted to EUR 319,700 (2008: EUR 520,850), while there were no amounts owed to related parties.